Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-T

(Rule 14d-100)

RADIUS HEALTH, INC.

(Name of Subject Company)

GINGER MERGER SUB, INC.

(Offeror)

a wholly owned subsidiary of

GINGER ACQUISITION, INC.

(Parent of Offeror)

GINGER HOLDINGS, INC.

GINGER TOPCO L.P.

GINGER GP LLC

GPC WH FUND LP

PATIENT SQUARE EQUITY PARTNERS, LP

(Other Persons)

(Names of Filing Persons)

Table 1-Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**
Fees to Be Paid	$627,849,596	0.0000927	$58,201.66
Fees Previously Paid	$0		$0
Total Transaction Valuation	$627,849,596
Total Fees Due for Filing			$58,201.66
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$58,201.66

*

Estimated solely for purposes of calculating the amount of the filing fee only. The transaction value was determined by multiplying the product of (a) $11.00, which is the sum of (i) the closing cash payment of $10.00 per share and (ii) $1.00 per share, which is the maximum amount payable with respect to the contingent value rights by (b) the sum of (i) 47,607,604 shares of common stock, par value $0.0001 per share, of Radius Health, Inc. (“Radius”) issued and outstanding as of June 30, 2022, (ii) 6,788,067 shares issuable pursuant to outstanding stock options, (iii) 1,684,552 shares issuable pursuant to outstanding restricted stock unit awards, (iv) 960,000 shares issuable pursuant to outstanding performance stock unit awards (at maximum), and (v) 37,013 shares reserved for issuance under Radius’s 2016 Employee Stock Purchase Plan.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2022 beginning on October 1, 2021, issued August 23, 2021, by multiplying the transaction value by 0.0000927.